FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 8, 2011;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2010; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2010.

March 8, 2011

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FINANCIAL YEAR

AND FOURTH QUARTER 2010

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Company”) today reported its annual and fourth quarter consolidated financial results for 2010. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Highlights since end of 2009

➢	Quebecor records revenues of $4.00 billion, up $193.7 million (5.1%) from 2009.

➢	Operating income[1]: $1.33 billion, up $52.3 million (4.1%) from 2009.

➢	Net income: $230.1 million ($3.58 per basic share), compared with $277.7 million ($4.32 per basic share) in 2009, a decrease of $47.6 million ($0.74 per basic share) or -17.1%.

➢

Adjusted income from continuing operating activities[2]: $230.7 million in 2010 ($3.59 per basic share), compared with $236.3 million ($3.68 per basic share) in 2009, a decrease of $5.6 million ($0.09 per basic share) or -2.4%, reflecting significant investments in new services and products in the Telecommunications and News Media segments during 2010, as well as a one-time gain recognized in 2009 in connection with the reversal of the provision for CRTC Part II licence fees.

➢	Telecommunications segment: operating income up $63.0 million (6.5%). Net customer base change in year ended December 31, 2010: +100,300 for cable telephone service, +81,500 for cable Internet access, +34,600 for cable television (counting 135,500 customer increase for Digital TV), +53,300 subscriber connections to mobile telephone service.

➢	Launch of a new mobile services network (“3G+ network”) by Videotron Ltd. (“Videotron”) on September 9, 2010. As of December 31, 2010, there were 92,600 subscriber connections to the new network, including 36,800 migrations from the mobile virtual network operator (“MVNO”) service.

➢	25-year agreement with Québec City granting Quebecor Media management and naming rights related to the arena to be built in Québec City.

➢	Union and management accept mediator’s recommendation to settle the labour dispute at Le Journal de Montréal. A back-to-work agreement must now be negotiated.

Fourth quarter 2010 highlights

➢	Revenues: up $55.9 million (5.4%) to $1.09 billion.

➢	Operating income: down $31.2 million (-8.0%) to $356.4 million.

➢	Net income: $43.5 million ($0.68 per basic share) in the fourth quarter of 2010, compared with $73.8 million ($1.15 per basic share) in the same quarter of 2009.

“2010 was a signal year for Quebecor’s future development,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “With the launch of several new products, the Company is entering the new decade in a position of strength. Our

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

Quebecor Media subsidiary posted excellent financial results in 2010, with revenues topping the $4 billion mark for the first time. The Telecommunications segment recorded customer growth for all of Videotron’s services for the seventh year in a row.

“Since the acquisition of Videotron 10 years ago, Quebecor has made a major change in course, becoming a leader in change and convergence in telecommunications, news and entertainment. That process continued in 2010. After securing favourable conditions for new market entrants in the spectrum auction, spending more than a billion dollars to acquire spectrum and build out its network, and creating nearly 1,000 jobs, Videotron successfully rolled out its new 3G+ network. The launch was unquestionably the most noteworthy event of 2010 for Quebecor.

“In the first months following a product launch, the new revenues generated are often insufficient to cover the higher expenses, which in the case of the 3G+ network include customer acquisition costs per new connection and the amortization charge. Fourth quarter 2010 results were therefore negatively affected by the launch.

“In line with its commitment to continually improve customer experience, Videotron also launched illico web and illico mobile. The new services give our customers access to their television channels and other services, including video on demand, on several platforms. Customers can pause a program and resume play at the same point on their television set, computer or mobile handset. These services will be steadily expanded in the future to offer a selection of content as varied as the customer’s Digital TV package. Delivering multiplatform content on a variety of distribution channels will enable Quebecor to bring consumers a full complement of information and entertainment anytime, anywhere, placing us at the forefront of a booming industry.

“As part of its strategy aimed at offering more value-added content and making it available to ever more consumers, Quebecor Media completed another step in its development plan a few days ago by reaching an agreement with Québec City granting Quebecor Media management and naming rights for a 25-year period related to the arena to be built in Québec City. These rights are a key asset to Quebecor Media in its efforts to obtain a National Hockey League franchise for Québec City. The project creates attractive opportunities for convergence in view of the natural linkages between this new business and Quebecor Media’s lines of business.

“In the News Media segment, an industry that has been facing both cyclical and structural problems in recent years, the Company has undertaken a number of restructuring and repositioning efforts. The most important of the restructuring initiatives was carried out over the last 18 months: we reduced our workforce by more than 1,000 full-time equivalents and realized annualized operating savings of approximately $100 million, or 10% of operating expenses. The process was not problematic except at Le Journal de Montréal, where a labour dispute occurred. However, that situation will soon be resolved, since on February 26, 2011 the employees accepted the recommendation of the special mediator appointed by the Québec government.

“As for repositioning, we continued implementing our investment plan in order to increase and diversify our revenue streams. During 2010, the QMI Agency became the main supplier of general news content to all of Quebecor Media’s media properties. It has three newsrooms, in Montréal, Ottawa and Toronto. The new structure will enable us to generate new revenues by marketing our content on new markets, which we could not contemplate in the previous environment. With its national scope, the QMI Agency will provide news in many fields, such as sports, national and provincial politics, and other Canadian current events.

“At the same time, to expand its services to Canadian retailers and meet their insert printing and distribution needs, an $800 million market in Canada, the Company launched eight community newspapers in 2010, including L’Écho de Laval and L’Écho de la Rive-Nord, enabling it to extend its distribution network. With the acquisition on February 3, 2011 of Les Hebdos Montérégiens, which has more than 15 publications covering some 78 Montréal South Shore municipalities stretching from Salaberry-de-Valleyfield to Sorel, the Company now has the capacity to reach more than 90% of Québec households. Given our leading position in Ontario, where we cover more than 2.4 million doors or over 50% of the market, and our significant presence in western Canada, particularly in Alberta, the Company now has the largest distribution network in Canada. Our new business solutions have attracted new customers such as Golf Town and, more recently, The Jean Coutu Group (PJC) Inc., for which our ultramodern printing plants will in a few weeks produce the weekly printing program consisting of millions of inserts per week.

“On the marketing front, the QMI National Sales Office in Toronto reached national multiplatform advertising agreements with new clients, based on our new approach: one-stop shopping for integrated solutions. All these moves have powerfully positioned the News Media segment to set itself apart as Canada’s preeminent multimedia destination for news.

“The many investments we have made have cut into our income in recent quarters, but we consider them essential in order to make up for the decline of some of our historic lines of business, such as classified ads, and decreasing circulation revenues.

“Also as a part of this strategy, the new English-language news and opinion specialty channel Sun News, which is set to launch in the spring of 2011, will provide full coverage of the events that impact Canadian society, politics and the economy, expanding the Company’s presence in the English-language market.

“The initiatives and successes of 2010 testify to Quebecor’s determination to be a leading-edge player that delivers superior value. Quebecor is eager for new challenges and intends to seize all growth opportunities in order to accomplish its mission and be a Canadian telecommunications and media leader.”

Table 1

Quebecor financial highlights, 2006 to 2010

(in millions of Canadian dollars, except per share data)

	2010	2009	2008	2007	2006
Revenues	$4,000.1	$3,806.4	$3,759.4	$3,390.6	$3,015.8
Operating income[1]	1,329.0	1,276.7	1,121.1	948.8	785.5
Income (loss) from continuing operations	230.1	276.1	(195.3)	273.3	(94.8)
Net income (loss)	230.1	277.7	188.0	(968.5)	(94.2)
Adjusted income from continuing operations[2]	230.7	236.3	179.4	134.4	97.4
Per basic share:
Income (loss) from continuing operations	3.58	4.30	(3.04)	4.25	(1.47)
Net income (loss)	3.58	4.32	2.92	(15.06)	(1.47)
Adjusted income from continuing operations[2]	3.59	3.68	2.79	2.09	1.51

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

Analysis of 2010 results

➢	Revenue: $4.00 billion, an increase of $193.7 million (5.1%).

•

Revenues increased in Telecommunications ($207.8 million or 10.4% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($9.2 million or 2.1%), and in Interactive Technologies and Communications ($7.0 million or 7.7%).

•

Revenues decreased in News Media (by $20.1 million or -1.9%), mainly because of lower advertising revenues at the community newspapers and directories, as well as lower circulation revenues, and also in Leisure and Entertainment ($5.3 million or -1.7%).

➢	Operating income: $1.33 billion, an increase of $52.3 million (4.1%).

•

Operating income increased in Telecommunications ($63.0 million or 6.5% of segment operating income), in Interactive Technologies and Communications ($1.9 million or 46.3%), and in Leisure and Entertainment ($1.6 million or 6.2%).

•	The News Media segment’s operating income was flat.

•	Operating income decreased in Broadcasting (by $3.8 million or -4.8%).

•

The variance in operating income includes a $32.8 million unfavourable variance (including $25.6 million in the Telecommunications segment and $7.2 million in the Broadcasting segment) related to the adjustment to CRTC Part II licence fees in 2009.

•

A change in the fair value of Quebecor Media resulted in a $1.4 million unfavourable variance in the stock-based compensation charge in 2010 compared with 2009. The increase in Quebecor’s stock price resulted in a $16.5 million unfavourable variance in the Company’s stock-based compensation charge in 2010.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal of the accumulated CRTC Part II licence fee provision in the fourth quarter of 2009, the increase in operating income in 2010 would have been 8.2%, compared with 11.3% in 2009.

➢	Net income: $230.1 million ($3.58 per basic share), compared with $277.7 million ($4.32 per basic share) in 2009, a variance of $47.6 million ($0.74 per basic share) or -17.1%.

•	The decrease was mainly due to:

•	$57.5 million increase in amortization charge;

•	$28.3 million increase in financial expenses;

•	$20.7 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$13.6 million unfavourable variance in gains on valuation and translation of financial instruments;

•	recognition in 2010 of losses on debt refinancing, totalling $12.3 million.

Partially offset by:

•	$52.3 million increase in operating income;

•	favourable variance in 2010 related to recognition in 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets.

➢	Adjusted income from continuing operations: $230.7 million in 2010 ($3.59 per basic share), compared with $236.3 million ($3.68 per basic share) in 2009, a decrease of $5.6 million ($0.09 per basic share) or -2.4%.

Analysis of fourth quarter 2010 operating results

➢	Revenues: $1.09 billion, an increase of $55.9 million (5.4%).

•

Revenues increased in Telecommunications ($53.0 million or 9.9% of segment revenues), mainly due to customer growth for all services, in Broadcasting ($4.9 million or 3.8%), Interactive Technologies and Communications ($4.4 million or 18.7%) and in Leisure and Entertainment ($2.1 million or 2.2%).

•	Revenues decreased in News Media (by $6.7 million or -2.4%), mainly because of lower advertising revenues at the community newspapers and directories, and lower circulation revenues.

➢	Operating income: $356.4 million, a decrease of $31.2 million (-8.0%).

•

Operating income decreased in Telecommunications (by $21.3 million or -7.6% of segment operating income) and in Broadcasting ($2.3 million or -7.1%). The decrease in operating income includes unfavourable variances of $33.8 million in the Telecommunications segment and $9.0 million in the Broadcasting segment related to the adjustment to the provision for CRTC Part II licence fees in 2009. The Telecommunications segment’s results were also affected by increases in some operating expenses, among them costs related to the roll-out of the 3G+ network, including acquisition costs of $471 per subscriber addition.

•	Operating income decreased in News Media ($9.2 million or -13.3%).

•	Operating income increased in Leisure and Entertainment (by $2.8 million or 33.3%) and in Interactive Technologies and Communications ($1.1 million or 78.6%).

•

The change in the fair value of Quebecor Media resulted in a $5.7 million favourable variance in the stock-based compensation charge in the fourth quarter of 2010 compared with the same period of 2009. The fair value of Quebecor Media decreased during the fourth quarter of 2010, contrary to the increase in the same period of 2009. The increase in Quebecor’s stock price resulted in a $7.2 million unfavourable variance in the Company stock-based compensation charge in the fourth quarter of 2010.

•

Excluding the impact of the stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, the increase in operating income in the fourth quarter of 2010 would have been 3.7%, compared with 15.9% in the same period of 2009.

➢	Net income: $43.5 million ($0.68 per basic share) in the fourth quarter of 2010, compared with $73.8 million ($1.15 per basic share) in the same quarter of 2009.

•	The $30.3 million ($0.47 per basic share) decrease was mainly due to:

•	$34.7 million increase in amortization charge;

•	$31.2 million decrease in operating income;

•	$26.0 million unfavourable variance in gain or loss on valuation and translation of financial instruments;

•	$7.7 million increase in financial expenses.

➢	Adjusted income from continuing operations: $55.7 million in the fourth quarter of 2010 ($0.87 per basic share), compared with $84.0 million ($1.31 per basic share) in the same period of 2009, a decrease of $28.3 million ($0.44 per basic share).

Financing activities

•

On January 5, 2011, Quebecor Media completed an issuance of Senior Notes in the aggregate principal amount of $325 million, for net proceeds of $319.2 million (net of financing fees). The Notes bear interest at a rate of 7 3/8% and mature in January 2021. This transaction marks Quebecor Media’s inaugural offering on the Canadian high-yield market, adding to its established presence in the U.S. high-yield market. Quebecor Media used the net proceeds from the placement to make a $288.0 million injection into Sun Media Corporation and for general corporate purposes. Sun Media Corporation used the Quebecor Media injection to finance the early repayment and withdrawal, on February 15, 2011, of all its outstanding 7 5/8% Senior Notes maturing on February 15, 2013, in the aggregate principal amount of $205.0 million, and to finance the settlement and cancellation of related hedges.

•	In May 2010, Osprey Media Publishing Inc. (“Osprey Media”) paid down the $114.8 million balance on its term credit facility. On June 30, 2010, all Osprey Media’s credit facilities were cancelled.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also extended the maturity date of its $100.0 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

•

On January 13, 2010, Videotron closed a placement of $300.0 million aggregate principal amount of its 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees). This transaction was also Videotron’s inaugural offering on the Canadian high-yield market.

•

On February 18, Quebecor amended the indenture dated February 23, 2001 governing the bonds issued by the Company, which are exchangeable for Subordinate Voting Shares of Quebecor World Inc. As a result of the amendment, the applicable interest rate has been changed from 1.5% to 0.10% per year. All other terms of the indenture are unchanged.

Dividends

On March 7, 2011, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on April 19, 2011 to shareholders of record at the close of business on March 25, 2011. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s results for the 2010 financial year and the fourth quarter of 2010, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at:

<www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx>

or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

The date, time, telephone numbers and access codes for the conference call on the fourth quarter and full year 2010 results of Quebecor and Quebecor Media will be provided in a separate press release.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2010.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 8, 2011, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups. Quebecor Media Inc. owns operating companies in numerous media-related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone service and mobile telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of entertainment products; Le SuperClub Vidéotron ltée, which rents and retails DVDs, Blu-ray discs and console games; and Quebecor MediaPagestm, a publisher of print and online directories.

Information:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income, as reconciled to net income under Canadian Generally Accepted Accounting Principles (“GAAP”), as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income tax, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of Quebecor’s operating income with net income as disclosed in the Company’s consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31			Three months ended December 31
	2010	2009	2008	2010	2009
Operating income (loss):
Telecommunications	$ 1,035.9	$972.9	$797.9	$259.6	$280.9
News Media	200.3	199.5	227.1	60.1	69.3
Broadcasting	76.2	80.0	66.0	29.9	32.2
Leisure and Entertainment	27.5	25.9	20.2	11.2	8.4
Interactive Technologies and Communications	6.0	4.1	5.1	2.5	1.4
Head Office	(16.9)	(5.7)	4.8	(6.9)	(4.6)

	1,329.0	1,276.7	1,121.1	356.4	387.6
Amortization	(402.2)	(344.7)	(318.2)	(122.2)	(87.5)
Financial expenses	(287.3)	(259.0)	(299.1)	(77.9)	(70.2)
Gain (loss) on valuation and translation of financial instruments	46.1	59.7	17.8	(23.6)	2.4
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(24.3)	(21.5)
Loss on debt refinancing	(12.3)	—	—	—	—
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	—	—
Income tax	(156.4)	(153.2)	(140.4)	(15.5)	(59.1)
Non-controlling interest	(236.5)	(260.2)	149.3	(49.4)	(77.9)
Income from discontinued operations	—	1.6	383.3	—	—

Net income	$230.1	$277.7	$188.0	$43.5	$73.8

Adjusted income from continuing operations

The Company defines adjusted income from continuing operations, as reconciled to net income under Canadian GAAP, as net income before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operations as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operations is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income measure used in the consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2010	2009	2008	2010	2009
Adjusted income from continuing operations	$230.7	$236.3	$179.4	$55.7	$84.0
Gain (loss) on valuation and translation of financial instruments	46.1	59.7	17.8	(23.6)	2.4
Restructuring of operations, impairment of assets and other special items	(50.3)	(29.6)	(54.6)	(24.3)	(21.5)
Loss on debt refinancing	(12.3)	—	—	—	—
Impairment of goodwill and intangible assets	—	(13.6)	(671.2)	—	—
Income tax related to adjustments[1]	11.5	38.9	3.8	19.4	3.7
Non-controlling interest related to adjustments	4.4	(15.6)	329.5	16.3	5.2
Income from discontinued operations	—	1.6	383.3	—	—

Net income	$230.1	$277.7	$188.0	$43.5	$73.8

[1]	Includes impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2010	2009	2010	2009
Revenues
Telecommunications	$585.9	$532.9	$2,209.0	$2,001.2
News Media	272.3	279.0	1,034.8	1,054.9
Broadcasting	133.4	128.5	448.2	439.0
Leisure and Entertainment	97.6	95.5	302.5	307.8
Interactive Technologies and Communications	27.9	23.5	98.0	91.0
Inter-segment	(29.0)	(27.2)	(92.4)	(87.5)

	1,088.1	1,032.2	4,000.1	3,806.4

Cost of sales, selling and administrative expenses	731.7	644.6	2,671.1	2,529.7
Amortization	122.2	87.5	402.2	344.7
Financial expenses	77.9	70.2	287.3	259.0
Loss (gain) on valuation and translation of financial instruments	23.6	(2.4)	(46.1)	(59.7)
Restructuring of operations, impairment of assets and other special items	24.3	21.5	50.3	29.6
Loss on debt refinancing	—	—	12.3	—
Impairment of goodwill and intangible assets	—	—	—	13.6

Income before income taxes and non-controlling interest	108.4	210.8	623.0	689.5
Income taxes:
Current	(9.5)	15.5	56.4	29.7
Future	25.0	43.6	100.0	123.5

	15.5	59.1	156.4	153.2

	92.9	151.7	466.6	536.3
Non-controlling interest	(49.4)	(77.9)	(236.5)	(260.2)

Income from continuing operations	43.5	73.8	230.1	276.1
Income from discontinued operations	—	—	—	1.6

Net income	$43.5	$73.8	$230.1	$277.7

Earnings per share
Basic
From continuing operations	$0.68	$1.15	$3.58	$4.30
From discontinued operations	—	—	—	0.02
Net income	0.68	1.15	3.58	4.32
Diluted
From continuing operations	$0.66	$1.12	$3.52	$4.26
From discontinued operations	—	—	—	0.02
Net income	0.66	1.12	3.52	4.28

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	65.0	64.7	65.0	64.7

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2010	2009	2010	2009

Income from continuing operations before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwilland intangible assets, income taxes and non-controlling interest

Telecommunications	$259.6	$280.9	$1,035.9	$972.9
News Media	60.1	69.3	200.3	199.5
Broadcasting	29.9	32.2	76.2	80.0
Leisure and Entertainment	11.2	8.4	27.5	25.9
Interactive Technologies and Communications	2.5	1.4	6.0	4.1
Head Office	(6.9)	(4.6)	(16.9)	(5.7)

	$356.4	$387.6	$1,329.0	$1,276.7

Amortization
Telecommunications	$97.6	$67.2	$307.5	$254.4
News Media	16.1	11.6	61.9	57.3
Broadcasting	4.2	4.1	15.5	14.8
Leisure and Entertainment	2.5	2.9	9.8	9.9
Interactive Technologies and Communications	0.9	0.9	3.9	4.0
Head Office	0.9	0.8	3.6	4.3

	$122.2	$87.5	$402.2	$344.7

Additions to property, plant and equipment
Telecommunications	$198.3	$116.1	$668.0	$434.1
News Media	4.4	13.2	11.4	33.4
Broadcasting	6.7	3.7	18.5	16.5
Leisure and Entertainment	0.8	2.1	4.2	3.6
Interactive Technologies and Communications	0.6	0.5	2.6	3.1
Head Office	0.6	1.4	2.4	4.0

	$211.4	$137.0	$707.1	$494.7

Additions to intangible assets
Telecommunications	$18.2	$21.1	$90.6	$89.9
News Media	4.5	0.8	12.0	10.3
Broadcasting	1.8	2.9	5.9	7.0
Leisure and Entertainment	(0.4)	0.6	5.4	4.0
Interactive Technologies and Communications	—	0.1	—	0.3

	$24.1	$25.5	$113.9	$111.5

Externally acquired intangible assets	$16.3	$17.3	$60.9	$69.5
Internally generated intangible assets	7.8	8.2	53.0	42.0

	$24.1	$25.5	$113.9	$111.5

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2010	2009	2010	2009
Net income	$43.5	$73.8	$230.1	$277.7

Other comprehensive (loss) income:
Unrealized loss on translation of net investments in foreign operations	(1.1)	(1.3)	(2.9)	(3.3)
(Loss) gain on valuation of derivative financial instruments	(52.4)	(24.4)	43.0	(8.2)
Income taxes related to derivative financial instruments	11.1	7.7	(2.7)	41.6
Non-controlling interest	19.2	8.2	(16.9)	(13.6)
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $2.5 million and of non- controlling interest of $2.7 million, in the twelve-month period ended December 31, 2010	—	—	3.2	—

	(23.2)	(9.8)	23.7	16.5

Comprehensive income	$20.3	$64.0	$253.8	$294.2

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
Balance as of December 31, 2008	$346.6	$—	$565.3	$(27.5)	$884.4
Net income	—	—	277.7	—	277.7
Other comprehensive income	—	—	—	16.5	16.5
Dividends	—	—	(12.9)	—	(12.9)
Related party transactions	—	4.7	—	—	4.7

Balance as of December 31, 2009	346.6	4.7	830.1	(11.0)	1,170.4
Net income	—	—	230.1	—	230.1
Other comprehensive income	—	—	—	23.7	23.7
Dividends	—	—	(12.9)	—	(12.9)
Related party transactions	—	0.5	—	—	0.5

Balance as of December 31, 2010	$346.6	$5.2	$1,047.3	$12.7	$1,411.8

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2010	2009	2010	2009
Cash flows related to operating activities
Income from continuing operations	$43.5	$73.8	$230.1	$276.1
Adjustments for:
Amortization of property, plant and equipment	92.0	75.5	325.9	295.8
Amortization of intangible and other assets	30.2	12.0	76.3	48.9
Loss (gain) on valuation and translation of financial instruments	23.6	(2.4)	(46.1)	(59.7)
Amortization of financing costs and long-term debt discount	3.2	2.7	12.5	10.2
Loss on debt refinancing	—	—	12.3	—
Impairment of property, plant and equipment and other assets	0.8	—	11.9	0.4
Impairment of goodwill and intangible assets	—	—	—	13.6
Future income taxes	25.0	43.6	100.0	123.5
Non-controlling interest	49.4	77.9	236.5	260.2
Other	(0.2)	4.2	(4.7)	4.6

	267.5	287.3	954.7	973.6
Net change in non-cash balances related to operating activities	(111.6)	25.8	(109.5)	(48.3)

Cash flows provided by operating activities	155.9	313.1	845.2	925.3

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	—	—	(3.1)	(4.6)
Business disposals, net of cash and cash equivalents	—	1.9	2.1	14.6
Additions to property, plant and equipment	(211.4)	(137.0)	(707.1)	(494.7)
Additions to intangible assets	(24.1)	(25.5)	(113.9)	(111.5)
Net change in temporary investments	—	(29.8)	30.0	(29.8)
Proceeds from disposals of assets	3.4	2.1	53.0	3.6
Other	(0.7)	(0.2)	(0.4)	0.2

Cash flows used in investing activities	(232.8)	(188.5)	(739.4)	(622.2)

Cash flows related to financing activities
Net change in bank indebtedness	1.9	(25.1)	3.9	(10.5)
Issuance of long-term debt, net of financing fees	—	73.6	292.7	399.1
Net change under revolving bank facilities	(14.4)	(80.1)	(11.9)	(294.1)
Repayments of long-term debt	(17.0)	(18.0)	(359.5)	(54.9)
Settlement of hedging contracts	—	—	(32.4)	—
Dividends	(3.3)	(3.3)	(12.9)	(12.9)
Dividends paid to non-controlling shareholders	(11.9)	(9.1)	(42.0)	(36.5)
Other	—	(2.8)	—	(2.7)

Cash flows used in financing activities	(44.7)	(64.8)	(162.1)	(12.5)

Net change in cash and cash equivalents	(121.6)	59.8	(56.3)	290.6
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	—	(1.0)	(0.6)
Cash and cash equivalents at beginning of period	364.5	240.2	300.0	10.0

Cash and cash equivalents at end of period	$242.7	$300.0	$242.7	$300.0

Cash and cash equivalents consist of
Cash	$122.1	$26.0	$122.1	$26.0
Cash equivalents	120.6	274.0	120.6	274.0

	$242.7	$300.0	$242.7	$300.0

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$8.9	$(57.1)	$(16.4)	$(52.0)

Cash interest payments	$117.3	$105.1	$306.0	$295.0
Cash income tax payments (net of refunds)	2.9	3.9	37.0	17.0

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$242.7	$300.0
Cash and cash equivalents in trust	5.3	5.3
Temporary investments	—	30.0
Accounts receivable	588.5	519.8
Income taxes	6.4	1.3
Inventories	245.2	176.1
Prepaid expenses	38.0	29.1
Future income taxes	44.3	49.8

	1,170.4	1,111.4

Property, plant and equipment	2,850.9	2,498.6
Intangible assets	1,081.3	1,052.7
Derivative financial instruments	28.7	49.0
Other assets	144.5	122.5
Future income taxes	9.0	12.5
Goodwill	3,508.2	3,506.1

	$8,793.0	$8,352.8

Liabilities and shareholders' equity

Current liabilities
Bank indebtedness	$5.7	$1.8
Accounts payable and accrued charges	813.0	792.2
Deferred revenues	275.1	234.7
Income taxes	33.6	16.3
Current portion of long-term debt	30.8	68.6

	1,158.2	1,113.6

Long-term debt	3,587.3	3,811.9
Derivative financial instruments	479.8	422.4
Other liabilities	143.1	131.8
Future income taxes	582.5	485.9
Non-controlling interest	1,430.3	1,216.8

Shareholders' equity
Capital stock	346.6	346.6
Contributed surplus	5.2	4.7
Retained earnings	1,047.3	830.1
Accumulated other comprehensive income (loss)	12.7	(11.0)

	1,411.8	1,170.4

	$8,793.0	$8,352.8

6

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2010

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2010

Earnings per Share

	4th Quarter		Full Year
	2010	2009	2010	2009
Earnings per share (basic)	$0.68	$1.15	$3.58	$4.32

Earnings per share from continuing operations,before gains and losses on valuation and translationof financial instruments, unusual items and impairment of goodwill and intangible assets	$0.87	$1.31	$3.59	$3.68

Reconciliation of earnings per share

	4th Quarter		Full Year
	2010	2009	2010	2009
Earnings per share from continuing operations,before gains and losses on valuation and translationof financial instruments, unusual items and impairment of goodwill and intangible assets	$0.87	$1.31	$3.59	$3.68

Discontinued operations	—	—	—	0.02
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.03)	(0.19)	(0.33)	(0.10)
(Loss) gain on valuation and translation of financial instruments	(0.16)	0.03	0.32	0.72

Total	(0.19)	(0.16)	(0.01)	0.64

Reported earnings per share (basic)	$0.68	$1.15	$3.58	$4.32

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2010

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2013 (availability: $150)		$69.7
Mortgage loan due in 2012		35.0

		$104.7

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$53.1
Term loan “A” due in 2011		15.5
Term loan “B” due in 2013		164.4
7 3/4% Senior Notes due in 2016		1,202.1

		1,435.1

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
Export Financing “A” due in 2018		—
Export Financing “B” due in 2016		—
6 7/8% Senior Notes due in 2014		650.8
6 3/8% Senior Notes due in 2015		173.7
9 1/8% Senior Notes due in 2018		702.3
7 1/8% Senior Notes due in 2020		300.0

		1,826.8

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		37.8
7 5/8% Senior Notes due in 2013		205.3

		243.1

TVA Group Inc. and its subsidiaries
Revolving credit facility due in 2012 (availability: $100)		16.3
Term Loan due in 2014		75.0

		91.3

Total Quebecor Media Inc.		$3,596.3

TOTAL LONG TERM DEBT		$3,701.0

Bank indebtedness		5.7
Exchangeable debentures - QI		2.1
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QI [1]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QMI [1]		511.8

Cash and cash equivalents [2]:
Quebecor Inc.		5.3
Quebecor Media Inc.		242.7
Videotron Ltd.	$96.3
Sun Media Corporation	133.1
Osprey Media Publishing Inc.	—
Other 100% owned subsidiaries	7.7
TVA Group Inc.	5.6

		$248.0

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2010

Operating Results

	2010				2009
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,612.4	2,603.7	2,594.5	2,582.8	2,575.3
Basic Subscribers (‘000)	1,811.6	1,802.0	1,781.5	1,785.5	1,777.0
Basic Penetration	69.3%	69.2%	68.7%	69.1%	69.0%
Extended Tier Subscribers (‘000)	1,622.0	1,605.7	1,581.4	1,578.6	1,565.3
Extended Tier Penetration	89.5%	89.1%	88.8%	88.4%	88.1%
Digital Set-Top Boxes (‘000)	1,724.0	1,639.8	1,575.0	1,535.3	1,484.1
Digital Subscribers (‘000)	1,219.6	1,182.3	1,142.0	1,119.9	1,084.1
Digital Penetration	67.3%	65.6%	64.1%	62.7%	61.0%
Cable Internet Subscribers (‘000)	1,252.1	1,233.8	1,201.7	1,191.6	1,170.6
Cable Internet Penetration	69.1%	68.5%	67.5%	66.7%	65.9%
Cable Telephony Subscribers (‘000)	1,114.3	1,098.1	1,065.3	1,043.0	1,014.0
Cable Telephony Penetration	61.5%	60.9%	59.8%	58.4%	57.1%
Mobile Telephony Subscribers (‘000)	136.1	95.4	87.0	85.3	82.8

	4th Quarter			Full Year
	2010	2009	VAR	2010	2009	VAR
(in millions)
Revenues	$585.9	$532.9	9.9%	$2,209.0	$2,001.2	10.4%
Cable Television	245.9	228.7	7.5%	950.6	875.6	8.6%
Internet	166.3	152.2	9.3%	644.3	574.2	12.2%
Cable Telephony	106.9	94.3	13.4%	409.9	353.8	15.9%
Mobile Telephony	16.9	11.3	49.6%	53.2	41.4	28.5%
Business Solution	16.1	14.6	10.3%	59.8	58.3	2.6%
Other	33.8	31.8	6.3%	91.2	97.9	-6.8%

EBITDA	$259.6	$280.9	-7.6%	$1,035.9	$972.9	6.5%
EBITDA Margin (%)	44.3%	52.7%		46.9%	48.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$38.8	$29.6		$128.1	$119.6
Scalable Infrastructure	98.7	44.4		329.9	145.1
Line Extensions	17.2	13.6		61.5	53.7
Upgrade / Rebuild	29.7	22.9		110.8	83.7
Support Capital	29.0	16.0		91.1	82.8

Total - NCTA Classification	$213.4	$126.5	68.7%	$721.4	$484.9	48.8%
Other	3.1	10.7		37.2	39.1

Total	$216.5	$137.2	57.8%	$758.6	$524.0	44.8%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$45.36	$43.09		$44.22	$41.86
Total ARPU	$98.85	$91.68		$95.73	$88.21
Mobile Telephony Acquisition Costs	$471 [1]	n.a.

[1]	Acquisition costs per subscriber addition since the launch of the 3G+ network on September 9, 2010.

NEWS MEDIA

Supplementary Disclosure

December 31, 2010

Operating Results

	4th Quarter			Full Year
	2010	2009	VAR	2010	2009	VAR
Linage (‘000)
Urban Dailies	42,144	39,242	7.4%	160,958	153,716	4.7%

(in millions)
Revenues	$272.3	$279.0	-2.4%	$1,034.8	$1,054.9	-1.9%
Advertising	205.1	206.8	-0.8%	760.7	772.9	-1.6%
Circulation	47.9	50.9	-5.9%	196.4	208.3	-5.7%
Other	19.3	21.3	-9.4%	77.7	73.7	5.4%

Urban Dailies	$159.8	$158.7	0.7%	$601.7	$595.7	1.0%
Community Newspapers	107.0	112.3	-4.7%	406.4	426.8	-4.8%
Other	54.0	43.6	23.9%	195.7	182.0	7.5%
Eliminations	(48.5)	(35.6)	n.m.	(169.0)	(149.6)	n.m.

EBITDA	$60.1	$69.3	-13.3%	$200.3	$199.5	0.4%
EBITDA Margin (%)	22.1%	24.8%		19.4%	18.9%

Change in Newsprint Expense			22.2%			-2.7%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2010

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2010

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2010, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.

Non-GAAP Financial Measures

The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2010 under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay
Vice-President and Secretary

Date: March 10, 2011